November 14, 1995




Mr. William C. Weeden
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

         Re:      File No. 70-8251
                  EDGAR Accession No. 0000070145-95-000080
                  Date Accepted November 14, 1995

Dear Mr. Weeden:

         Please accept this request to withdraw the referenced EDGAR Document. The document should have omitted Empire Exploration, Inc. from the heading of the Third Certificate Pursuant to Rule 24.

         All information in Third Certificate Pursuant to Rule 24 has been restated (except for the header) as a new file number under date of November 14, 1995, EDGAR Accession No. 0000070145-95-000081. Thank you.

                                                      Very truly yours,


                                                      /s/Kyle G. Storie


                                                      Kyle G. Storie
                                                      Senior Attorney

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